Launching: Tracey Emin (Won at Auction) - update Inbox ×

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TRACEY EMIN



Similar artworks have recently sold for $1mm+ at auction.
Ours is available for $589k now.

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Direct Comps Sold For 2x

Our offering is available for $589k. Since 2024, directly comparable paintings sold for $1mm+ at auction, illustrating the potential heights for this style long-term.



Sale Price (2024):

$914k



Sale Price (2024):

$656k



Sale Price (2024):

$1.1M

Emin's Museum Moment

In February 2026, Emin opened her largest-ever museum exhibition at the Tate Modern in London, a prestigious retrospective that we believe may impact her global demand.



Knighted By British Royalty

Emin's fame transcends the art world. She's collected by celebrities like Elton John, and in 2024 she was awarded the rank of Dame of the Order of the British Empire.



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View offering circular below for full list of similar sales.

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work by Tracey Emin at auction not included in set of similar sales to live offering (Masterworks 533). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Individuals and institutions referenced are not investors in Masterworks offerings. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands for identification purposes only.

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